PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(to Prospectus dated December 18, 2000)         File No. 333-32586


                        1,051,282 SHARES OF COMMON STOCK

                          HOMESEEKERS.COM, INCORPORATED

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         We are offering all of the 1,051,282 shares of our common stock being offered by this prospectus. Our common stock is quoted on The Nasdaq SmallCapMarket under the symbol "HMSK." On March 30, 2001, the last reported sale price of the common stock on The Nasdaq SmallCapMarket was $0.16 per share.

         Karl Ziegler has agreed to purchase 400,641 shares of our common stock for consideration of approximately $62,500, Steven Wostenberg has agreed to purchase 400,641 shares of our common stock for consideration of approximately $62,500, and Michael O'Day has agreed to purchase 250,000 shares of our common stock for consideration of approximately $39,000 (collectively "the Purchasers"). These amounts consist entirely of amounts due the Purchasers in connection with Separation Agreements dated March 30, 2001. We expect to deliver the shares in Boulder, Colorado on April 2, 2001.

         SEE "RISK FACTORS" ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR VARIOUS RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL 3, 2001.


         We have not authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the attached prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of any securities other than the 1,051,282 shares of our common stock. This prospectus supplement is part of, and you must read it in addition to, the attached prospectus dated December 18, 2000. You should assume that the information appearing in this prospectus supplement and the attached prospectus, as well as the information incorporated by reference, is accurate as of the date in the front cover of this prospectus supplement only.

         The distribution of this prospectus supplement and the attached prospectus, and the offering of the common stock, may be restricted by law in some jurisdictions. You should inform yourself about, and observe, any of these restrictions. This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized nor in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                 USE OF PROCEEDS

         We will not receive any cash consideration from the sale of the common stock offered by us. We are issuing the shares to the Purchasers for consideration consisting of amounts owed by us to the Purchasers under Separation Agreements dated March 30, 2001.

                              PLAN OF DISTRIBUTION

         Subject to the terms and conditions set forth in Separation Agreements dated March 30, 2001 between us and the Purchasers, on a one-time basis, we have agreed to sell to the Purchasers, and the Purchasers have agreed to purchase from us, a total of 1,051,282 shares of our common stock for an aggregate purchase price of approximately $164,000, which consists entirely of amounts due to the Purchasers in connection with the Separation Agreements.

         The Purchasers have advised us that they are not acting as an underwriter, placement agent, broker or dealer in connection with their acquisition of our common stock and that they are purchasing our common stock for their own account and not with a view to distribution.

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